October 11, 2005

Room 4561

Ms. Angela Du
Chief Executive Officer
China Mobility Solutions, Inc.
#900-789 West Pender Street
Vancouver, B.C. Canada V6C 1H2

	Re:	China Mobility Solutions, Inc.
		Registration Statement on Form SB-2
		Filed September 14, 2005
		File No. 333-128323

		Form 10-KSB for the fiscal year ended December 31, 2004 Form 10-QSB for the quarter ended March 31, 2005
		Form 10-QSB for the quarter ended June 30, 2005
		File No. 0-26559

Dear Ms. Du:

	We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please respond to our comments regarding your Form 10-KSB and Forms 10-QSB within 10 business days of the date of this letter. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Registration Statement on Form SB-2

General

1. As you know, our accounting staff issued comments regarding the company`s financial statements in a letter dated July 7, 2005. Please note that this registration statement will not be declared effective until you have complied with both the comments issued in connection with the filing of your registration statement, which are discussed below, and the comments of our accounting staff.
2. We note from Section 1(b) of the Form of Debenture filed as exhibit 4.1 to the registration statement that holders of the debentures may, in their sole discretion, elect to receive interest payments in either common stock or cash. Given this discretion on the part of the investors, please tell us why you believe that the offer and sale of the interest shares was complete when you filed the registration statement?

3. Please revise throughout your filing as necessary to remove any references to the "NASD OTCBB." Instead, you may refer to the OTCBB and include an explanation indicating that it is maintained by NASD.

Prospectus Front Cover Page

4. Your disclosure on pages 35 and 38 of the registration statement appears to indicate that you are registering the resale of shares that were previously sold in a best efforts offering. However, the front cover page of your prospectus indicates that the registration statement covers the offering of shares by Meyers Associates on a "best efforts" basis. Please revise both your cover page and any related disclosure throughout the filing to clarify, if true, that the registration statement relates to the resale of common stock by the selling shareholders, or advise.

Selling Stockholders, page 35

5. All material transactions between the company and the selling stockholders should be disclosed in this section, including the material terms of the transactions by which the selling stockholders received the shares being offered for resale. See Item 507 of Regulation S-B. Please revise this section accordingly to provide information with respect to the transactions by which the selling stockholders received their shares. Additionally, we note from your disclosure on page II-3 that you relied on Sections 4(2) and 4(6) of the Securities Act, and Rule 506 of Regulation D in conducting your units offering. Please revise "Recent Sales of Unregistered Securities" to clarify, if true, that all the purchasers were accredited.

6. Please disclose the individual or individuals who exercise the voting and dispositive powers with respect to the shares to be offered for resale by all non-reporting legal entities. If any selling stockholder is controlled by a public company, you may revise to identify the public company as the entity that exercises such voting and dispositive powers. See Interpretation I.60 of the July
1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March
1999 supplement to the CF telephone interpretation manual.

7. If any of the selling stockholders are registered broker-dealers, other than selling stockholders who received their shares as compensation for investment banking/placement agent services, such selling stockholders should be named as underwriters with respect to the shares they are offering for resale. Additionally, if any selling stockholders are affiliates of a broker-dealer, please disclose, and tell us whether the selling stockholders received their shares in the ordinary course of business and whether, at the time of acquisition, they had any understandings or arrangements with any other person, either directly or indirectly, to distribute the shares.

Plan of Distribution, page 38

8. We note that the second to last paragraph of this section indicates that Meyers will not participate in any capacity under this resale prospectus and distribution. However, Meyers appears to be named as a selling shareholder. Please revise to clarify.

Signatures
9. The Instructions for signatures portion of Form SB-2 requires that your registration statement be signed by the CEO, as well as by the
CFO and the controller or principal accounting officer. Please ensure that your next amendment is revised accordingly.

Legal Opinion

10. Your legality opinion states that counsel`s opinions are limited to the internal laws of the State of New York and the federal laws of the United States of America even though the registrant - China Mobility Solutions, Inc. - is a Florida corporation. Further, the opinion expressly states that counsel is not admitted to practice in the State of Florida and that no opinion is expressed as to the laws of the State of Florida. For purposes of rendering its opinion, counsel assumes that the laws of the State of Florida are the same as the laws of the State of New York.

As you know, counsel is permitted to opine on the laws of the states in which they are admitted to practice. Moreover, all lawyers are capable of opining on Delaware law. We also accept an opinion of counsel on a jurisdiction in which counsel is not admitted to practice so long as the opinion is not qualified to jurisdiction. We believe that your legality opinion is qualified as to jurisdiction.
Please revise.

11. We note that while your counsel has opined that the Shares are lawfully and validly issued, as well as fully paid and non-assessable, with respect to the Warrant Shares and Debenture Shares, they have only opined that such shares will be fully paid and non-assessable. As Item 601(b)(5) of Regulation S-B requires that your legal opinion address whether all of the shares covered by the registration statement are legally issued, as well as fully paid and non-assessable, ensure that your revised opinion addresses whether the Warrant and Debenture Shares will be legally issued at the time of exercise or conversion.

Form 10-QSB for the quarter ended March 31, 2005

Controls and Procedures, page 7

12. We note that as of the end of your first quarter, management identified a material weakness in your disclosure controls and procedures regarding the fact that your internal controls and procedures manual at that time was not based upon a recognized internal control framework. Please revise to disclose when this material weakness was identified. Additionally, tell us whether, in light of the discovery of such material weakness, management continues to believe that its disclosure controls and procedures were effective as of the end of your fiscal year ended December 31, 2004.
Additionally, please revise to disclose whether the material weakness had an effect on the company`s financial statements.

13. We note your statement that "[e]xcept as noted above," there were no changes in your internal control over financial reporting during your first fiscal quarter. Revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the quarter that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting, and clearly indicate the changes that were made.
For example, we note that your Form 10-QSB for the quarter ended
June
30, 2005 indicates that your disclosure controls and procedures were effective as of the end of that quarter. Revise your Forms 10-QSB as appropriate to indicate when and how the material weakness was cured.
If the material weakness was rectified in your second fiscal quarter, we would expect to see disclosure indicating that there were changes in your internal control over financial reporting during such quarter that related to alleviating the material weakness.






Form 10-QSB for the quarter ended June 30, 2005

Controls and Procedures, page 7

14. We note that the last paragraph of this section indicates that there were no changes in the company`s internal control over financial reporting that could have "significantly affected those controls subsequent to the date of the evaluation." However, the standard set forth in Item 308(c) of Regulation S-B requires that you disclose any change in internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. If you continue to believe that there were no changes in your internal control that occurred during the quarter ended June 30, 2005, please confirm, if true, that there were no changes that materially affected or were reasonably likely to materially affect your internal control over financial reporting. This comment also applies to your Form 10-KSB for the fiscal year ended December 31, 2004. Additionally, ensure that your future filings include language consistent with Item 308(c) of Regulation S-
B.


*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact Sara Kalin at (202) 551-3454. If you need further assistance, you may contact me at (202) 551-3730.

								Sincerely,


								Barbara C. Jacobs
								Assistant Director

cc:	Via Facsimile (212) 451-2999
	Mr. Elliot Lutzker, Esq.
	Robinson & Cole LLP
	Telephone: (212) 451-2900


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Ms. Angela Du
China Mobility Solutions, Inc.
October 11, 2005
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